14041434

6/29/14

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5 /A
PART III

SEC FILE NUMBER
8- 30840

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/2013 (MM/DD/YY) AND ENDING 06/30/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: A.M. Oppenheimer Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1150 Silverado
(No. and Street)

La Jolla	CA	92037
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allen M. Oppenheimer — 858 454-3279
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy A. Coons, CPA
(Name – *if individual, state last, first, middle name*)

8677 Villa LaJolla Drive, #1110	LaJolla	CA	92037
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

DD 8/28/14

OATH OR AFFIRMATION

I, Allen M. Oppenheimer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of A.M. Oppenheimer Securities, Inc., as of June 30, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

8-9-14

Signature

President

Title

Notary Public

NANCY DEEB
Commission # 1935557
Notary Public - California
San Diego County
My Comm. Expires May 8, 2015

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

A.M. Oppenheimer Securities, Inc.
Audited Financial Statements
For The Years Ended
June 30, 2014 and 2013

A.M. OPPENHEIMER SECURITIES, INC.

JUNE 30, 2014 AND 2013

CONTENTS

Timothy A. Coons, CPA PhD.
8677 Villa La Jolla Drive #1110
La Jolla, California 92037
619-846-0756
Fax 866-419-9560
A PCAOB SEC Registered CPA Firm

Independent Auditor's Report on the Financial Statements

Board of Directors of
A.M. Oppenheimer Securities, Inc.
La Jolla, California

Report on the Financial Statements

I have audited the accompanying statement of financial condition of A.M. Oppenheimer Securities, Inc. (A California Corporation) as of June 30, 2014 and June 30, 2013, and the related statements of income (loss), changes in shareholders' equity and changes in financial condition for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements. These financial statements and schedules are the responsibility of the company's management.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

My Responsibility is to express an opinion on these financial statements based on my audit. I conducted my audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I express no such opinion. An audit also includes evaluating the

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that the audit evidence I have obtained and appropriate to provide a basis for my audit opinion.

Opinion

In my opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial position of A.M. Oppenheimer Securities, Inc. as of June 30, 2014 and June 30, 2013, and the results of its operations, changes in shareholders' equity and changes in and changes in financial position for the years ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for the purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I and II has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In my opinion, the information in Scheduled I and II is fairly stated in all material respects in relation to the basic financial statements take as a whole.

Timothy A. Coons, CPA PhD.
August 19, 2014

A.M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF FINANCIAL CONDITION
JUNE 30, 2014 AND 2013

	2014	2013
ASSETS		
Current Assets:		
Cash	$ 6,148	$ 6,339
Other Assets:		
Investments, Available for Sale, At Fair Market Value	-	-
TOTAL ASSETS	$ 6,148	$ 6,339
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities	$ -	$ -
Shareholder's Equity:		
Common Stock, $1 par value; Authorized 100,000 shares, Issued and outstanding 5,500 shares	5,500	5,500
Additional Paid in Capital	137,643	134,443
Retained Earnings (Deficit)	(136,995)	(133,604)
	6,148	6,339
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 6,148	$ 6,339

See Notes to Financial Statements.

A.M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF INCOME
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

	Year Ended June 30, 2014	Year Ended June 30, 2013
Income		
Interest Income	$ 0	$ 1
Total Income	0	1
Operating Expenses		
Dues – SIPC	$ 0	$ 0
Fees – FINRA	366	1,470
License and State Fees	25	25
Tax – Franchise Tax Board	800	800
Audit Expense	1,000	1,000
Expense Sharing Reimbursement	1,200	1,200
Consulting and Miscellaneous Expenses	0	100
Total Operating Expenses	3,391	4,595
Net Income (Loss)	$ (3,391)	$ (4,594)

See Notes to Financial Statements.

A.M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

	Year Ended June 30, 2014	Year Ended June 30, 2013
Operating Activities:		
Net Income (Loss)	$ (3,391)	$ (4,594)
Net Cash Provided (Used) by Operating Activities	(3,391)	(4,594)
Cash Flows from Investing Activities:		
Net Cash Provided (Used) by Investing Activities		
Cash Flows from Financing Activities:		
Increase in Paid in Capital	3,200	4,300
Net Cash Provided (Used) by Financing Activities	3,200	4,300
Increase (Decrease) in Cash	(191)	(294)
Beginning Cash Balances	$ 6,339	$ 6,633
Ending Cash Balances	$ 6,148	$ 6,339
Income Taxes Paid	800	800

See Notes to Financial Statements.

A.M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

	Common Stock	Additional Paid In Capital	Retained Earnings (Deficit)	Total
Balance, June 30, 2012	$ 5,500	$ 130,143	$(129,010)	$ 6,633
Additional Paid In Capital		4,300		4,300
Net Income (Loss) for the Year Ended June 30, 2013			(4,594)	(4,594)
Balance, June 30, 2013	$ 5,500	$ 134,443	$(133,604)	$ 6,339
Additional Paid In Capital		3,200		3,200
Net Income (Loss) for the Year Ended June 30, 2014			(3,391)	(3,391)
Balance, June 30, 2014	$ 5,500	$ 137,643	$(136,995)	$ 6,148

See Notes to Financial Statements.

A.M. OPPENHEIMER SECURITIES, INC.
STATEMENTS OF CHANGES IN LIABILITIES SUBORDINATED
TO CLAIM OF GENERAL CREDITORS
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

There are no liabilities subordinated to the claim of general creditors.

See Notes to Financial Statements.

A.M. OPPENHEIMER SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEARS ENDED JUNE 30, 2014 AND 2013

1. Organization and Nature of Business:

   A.M. Oppenheimer Securities, Inc. (The Company) is a licensed broker-dealer limited to wholesaling and retailing of public placements of limited partnership interests and to the sale of privately-held companies under the jurisdiction of FINRA (Financial Industry Regulatory Authority). The Company is a California corporation that is a wholly-owned subsidiary of A.M. Oppenheimer, Inc.

   The principle revenues generated by the Company are service income, interest income, dividend income, and income from investments.

2. Summary of Significant Accounting Policies:

   The Company records assets, liabilities, income and expenses on the accrual basis in accordance with accounting principles generally accepted in the Untied States of America.

3. Income Taxes:

   The Company files federal and state income tax returns annually.

4. Common Stock:

   The Company is a wholly-owned subsidiary of A.M. Oppenheimer, Inc. The Company has issued 5,500 shares at $1 par value for a total of $5,500. The parent corporation, A.M. Oppenheimer, Inc. is owned 100 percent by Allen M. Oppenheimer, who is also the president of both corporations.

5. Fair Value of Financial Instruments
   ASC Topic 820-10 requires disclosure of fair value information about financial instruments. Fair value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2014.

   The respective carrying value of certain on-balance-sheet financial instruments approximates their fair values. These financial instruments include cash, stock subscriptions receivable, and accounts payable. Fair values were assumed to approximate carrying values for these financial instruments since they were short term in nature and their carrying amounts approximate fair value, or they are receivable or payable on demand.

6. Fair Value Measurements

The Company adopted ASC Topic 820-10 at the beginning of 2012 to measure the fair value of certain assets required to be measured on a recurring basis. The adoption of ASC Topic 820-10 did not impact the Company's financial condition or results of operations. ASC Topic 820-10 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). ASC Topic 820-10 defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants on the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability. The three levels of the fair value hierarchy under ASC Topic 820-10 are described below:

Level 1 – Valuations based on quoted prices in active markets for identical assets or liabilities that an entity has the ability to access.

Level 2 – Valuations based on quoted prices for similar assets and liabilities in active markets, quoted prices for identical assets and liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable data for substantially the full term of the assets or liabilities.

Level 3 – Valuations based on inputs that are supportable by little or no market activity and that are significant to the fair value of the asset or liability.

The Company has no Level 3 assets or liabilities.

The following table represents a reconciliation of assets and liabilities measured at fair value on a recurring basis as of June 30, 2014:

	Level 1	Level 2	Level 3	Fair Value
Cash	$ 6,148	$ -	$ -	$ 6,148
Totals	$ 6,148	$ -	$ -	$ 6,148

Timothy A. Coons, CPA PhD.
8677 Villa La Jolla Drive #1110
La Jolla, California 92037
619-846-0756
Fax 866-419-9560
A PCAOB SEC Registered CPA Firm

Independent Auditor's Report on Supplementary Information
Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
A.M. Oppenheimer Securities, Inc.
La Jolla, California

I have audited the accompanying financial statements of A.M. Oppenheimer Securities, Inc. as of and for the years ended June 30, 2014 and 2013, and have issued my report thereon dated August 19, 2014. My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II on pages 13 to 15 is presented for the purposes of additional analysis and is not considered a required part of the basic financial statements, but is supplementary information required under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Timothy A. Coons, CPA PhD.
August 19, 2014

A.M. OPPENHEIMER SECURITIES, INC.
SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
JUNE 30, 2014 AND 2013

	Year Ended June 30, 2014	Year Ended June 30, 2013
Total Shareholder's Equity	$ 6,148	$ 6,339
Shareholder's Equity Not Allowable	-	-
Total Shareholder's Equity Qualified for Net Capital	6,148	6,339
Total Non-Allowable Assets	-	-
Net Capital before Haircuts on Securities Position	6,148	6,339
Haircuts on Securities	-	-
Net Capital	6,148	6,339
Minimum Net Capital Requirement (6.667% of Current Liabilities)	-	-
Minimum Dollar Net Capital Required	5,000	5,000
Net Capital Requirement- (the larger of the minimum percentage and dollar amounts)	5,000	5,000
Net Capital	6,148	6,339
Net Capital Requirement	5,000	5,000
Excess Net Capital	1,148	1,339

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total Liabilities from Statement of Financial Condition	-	-
Total Aggregate Indebtedness	-	-
Percentage of Aggregate Indebtedness to Net Capital	0%	0%
Percentage of Debt to Debt-Equity in accordance with Rule 15c-1	0%	0%

A.M. OPPENHEIMER SECURITIES, INC.
SCHEDULE II
COMPUTATION OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED JUNE 30, 2014

Reconciliation of Computation of Net Capital Pursuant to Rule 15c3-1

	Dealer's Unaudited Report 6/30/2014	Audited Report 6/30/2014	Difference
Total Shareholder's Equity	$ 6,148	$ 6,148	$ -
Shareholder's Equity Not Allowed	-	-	-
Total Shareholder's Equity Qualified For Net Capital	6,148	6,148	-
Total Non-Allowable Liabilities (See Schedule B)	-	-	-
Total Non-Allowable Assets (See Schedule C)	-	-	-
Net Capital before Haircuts on Security Positions	6,148	6,148	-
Haircuts on Securities	-	-	-
Net Capital	$ 6,148	$ 6,148	$ -

Schedule A – Reconciliation of Shareholder's Equity

Deficit – June 30, 2013	$(133,604)
Net Income (Loss) per Audit Report	(3,391)
Dividends Paid	-
Capital Stock	5,500
Additional Paid in Capital	137,643
Total Shareholder's Equity – June 30, 2014	$ 6,148

A.M. OPPENHEIMER SECURITIES, INC.
SCHEDULE II (CONTINUED)
COMPUTATION OF RECONCILIATION PURSUANT TO RULE 17a-5(d)(4)
FOR THE YEAR ENDED JUNE 30, 2014

	Dealer's Unaudited Report 6/30/2014	Audited Report 6/30/2014	Difference
Schedule B – Reconciliation of Non-Allowable Liabilities			
Liabilities subordinated to Claims of General Creditors	$ -	$ -	$ -
Schedule C – Reconciliation of Non-Allowable Assets			
Non-Allowable Assets	$ -	$ -	$ -
<u>Reconciliation of Computation of Net Capital</u>			
Minimum Net Capital Requirement (6.67% of Current Liabilities)	$ -	$ -	$ -
Minimum Dollar Net Capital Requirement	$ 5,000	$ 5,000	$ -
Net Capital Requirement	$ 5,000	$ 5,000	$ -
Net Capital at June 30, 2014	$ 6,148	$ 6,148	$ -
Net Capital Requirement	$ 5,000	$ 5,000	$ -
Excess Net Capital	$ 1,148	$ 1,148	$ -

Timothy A. Coons, CPA PhD.
8677 Villa La Jolla Drive #1110
La Jolla, California 92037
619-846-0756
Fax 866-419-9560
A PCAOB SEC Registered CPA Firm

Independent Auditor's Report on Exemptive Provisions Required by Rule 17a-5 of the Securities and Exchange Commission

Board of Directors
A.M. Oppenheimer Securities, Inc.
La Jolla, California

I have reviewed management's statements, included in the accompanying exemption provision report, in which (1) A.M. Oppenheimer Securities, Inc. identified the following provisions of 17 C.F.R Section 15c3-3(k)(2)(i) under which A.M. Oppenheimer Securities, Inc. claimed an exemption from 17 C.F.R Section 240.15c3-3(k)(2)(i) (the "exemption provisions") and (2) A.M. Oppenheimer Securities, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. A.M. Oppenheimer Securities, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

My review was conducted in accordance with standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other procedures to obtain evidence about A.M. Oppenheimer Securities, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set for in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities and Exchange Act of 1934. This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5 under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A. Coons, CPA PhD
La Jolla, California
August 19, 2014

A.M. OPPENHEIMER SECURITIES, INC.
EXEMPTION REPORT PURSUANT TO SEA RULE 17a-5(d)(4)(i)-(iii)

The following identifies the provisions in 240.15c3-3(k) under which A.M. Oppenheimer Securities, Inc. claimed an exemption from 240.15c3-3.

A.M. Oppenheimer Securities, Inc. is exempt under Rule 15c3-3 Section k(2)(i).

A.M. Oppenheimer Securities, Inc. met the identified exemption provisions in 240.15c3-3(k) throughout the fiscal year ending June 30, 2014 without exception.

A.M. OPPENHEIMER SECURITIES, INC.
REPORT ON EXEMPTIVE PROVISIONS
JUNE 30, 2014 AND 2013

1. Computation of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section k(2)(i) "Special Account for the Exclusive Benefit of Customers"

2. Information Relating to Possession or Control Requirements under Rule 15c3-3:

   Not applicable because the company is exempt under Rule 15c3-3 section k(2)(i) "Special Account for the Exclusive Benefit of Customers"

TIMOTHY A COONS, CPA, PhD
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
FAX 866-419-9560
A PCAOB SEC Registered CPA Firm

INDEPENDENT ACCOUNTANT'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors of
A.M. Oppenheimer Securities, Inc.
La Jolla, California

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below to the accompanying General Assessment Reconciliation (SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the period from July 1, 2013 to June 30, 2014, solely to assist you and the other specified parties in evaluating A.M. Oppenheimer Securities, Inc.'s compliance with applicable instructions of these forms. A.M. Oppenheimer Securities, Inc.'s management is responsible for A.M. Oppenheimer Securities, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

I compared the Total Revenue amounts of the audited report for the year ended June 30, 2014 with the amounts reported in Form SIPC-7 for the period July 1, 2013 to June 30, 2014 noting no differences;

I compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers and noted no differences;

I proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences;

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.

Timothy A. Coons, CPA PhD
August 19, 2014

Timothy A. Coons, CPA PhD.
8677 Villa La Jolla Drive #1110
La Jolla, California 92037
619-846-0756
Fax 866-419-9560
A PCAOB SEC Registered CPA Firm

Independent Auditor's Report on Internal Control

The Board of Directors
A.M. Oppenheimer Securities, Inc.
La Jolla, California

In planning and performing my audit of the financial statements of A.M. Oppenheimer Securities, Inc. (the Company) report dated August 19, 2014, as of and for the year ended June 30, 2014, in accordance with auditing standards generally accepted in the United States of America, I considered the Company's internal control over financial reporting (internal control) as a basis for designing my auditing procedures for the purpose of expressing my opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, I do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that I considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* over financial reporting exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatement on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected, on a timely basis.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined previously.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at June 30, 2014 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and FINRA, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Timothy A. Coons, CPA PhD
August 19, 2014